UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
 RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April 2026
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of SFL Corporation Ltd. (NYSE: SFL) (“SFL” or the “Company”), dated April 7, 2026, advising that the 2026 Annual General Meeting of the Company will be held on May 11, 2026.

Exhibit 2 is a copy of the Notice of Annual General Meeting and associated information.

The Company’s Annual Report on Form 20-F can be found on the Company’s website at www.sflcorp.com and also within the following link: SFL 2025 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL CORPORATION LTD.

Date:	April 8, 2026	By:	/s/ Ole B. Hjertaker
		Name:	Ole B. Hjertaker
		Title:	SFL Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL – Notice of Annual General Meeting 2026

SFL Corporation Ltd. (NYSE: SFL) (the “Company”) advises that the 2026 Annual General Meeting of the Company will be held on May 11, 2026. A copy of the Notice of Annual General Meeting and associated information including the Company’s 2025 Annual Report on Form 20-F can be found on the Company’s website at www.sflcorp.com and in the attached links below.

April 7, 2026

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

About SFL

SFL has a unique track record in the maritime industry and has paid dividends every quarter since its initial listing on the New York Stock Exchange in 2004. The Company’s fleet of vessels is comprised of tanker vessels, bulkers, container vessels, car carriers and offshore drilling rigs. SFL’s long term distribution capacity is supported by a portfolio of long term charters and significant growth in the asset base over time. More information can be found on the Company's website: www.sflcorp.com.

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions in the seaborne transportation industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which the Company operates, including shifts in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, technological innovation in the sectors in which we operate and quality and efficiency requirements from customers, increased inspection procedures and more restrictive import and export controls, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, performance of the Company’s charterers and other counterparties with whom the Company deals, the impact of any restructuring of the counterparties with whom the Company deals, and timely delivery of vessels under construction within the contracted price, governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers, potential liability from pending or future litigation, potential disruption of shipping routes due to accidents, political instability, terrorist attacks, piracy or international hostilities, the length and severity of the ongoing coronavirus outbreak and governmental responses thereto and the impact on the demand for commercial seaborne transportation and the condition of the financial markets, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission. SFL disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

EXHIBIT 2

SFL CORPORATION LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
11 MAY 2026

NOTICE IS HEREBY given that the Annual General Meeting of the Shareholders of SFL Corporation Ltd. (the “Company”) will be held on 11 May 2026 at 1200 hrs at Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, HM08, Bermuda for the following purposes, all of which are more completely set forth in the accompanying information statement:

To receive the consolidated financial statements of the Company for the year ended December 31, 2025.

To consider the following Company proposals:

1.To set the maximum number of Directors to be not more than eight.

2.To resolve that vacancies in the number of Directors be designated as casual vacancies and that the Board of Directors be authorized to fill such vacancies as and when it deems fit.

3.To re-elect Gary Vogel as a Director of the Company.

4.To re-elect Keesjan Cordia as a Director of the Company.

5.To re-elect James O’Shaughnessy as a Director of the Company.

6.To re-elect Ole Hjertaker as a Director of the Company.

7.To re-elect Kathrine Fredriksen as a Director of the Company.

8.To re-elect Will Homan-Russell as a Director of the Company.

9.To re-elect Jan Erik Klepsland as a Director of the Company.

10.To re-appoint Ernst & Young AS as auditors and to authorize the Directors to determine their remuneration.

11.To approve the remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$800,000 for the year ended December 31, 2026.

12.To approve: (i) the redesignation of a portion of the Company’s authorized but unissued common shares into preference shares, (ii) to amend the Bye-laws to grant the Board authority to determine the terms of such shares (the “Amended Bye-Laws”), and (iii) to authorize the issuance of such preference shares as the Board may determine from time to time.

By Order of the Board of Directors

James Ayers
Secretary

7 April 2026

Notes to the Notice of Annual General Meeting:

1. The Board of Directors has fixed the close of business on 1 April 2026, as the record date for the determination of the shareholders entitled to attend and vote at the Annual General Meeting or any adjournment thereof.

2. No shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarized copy of that power of attorney, is sent to the Company Secretary, to reach the Registered Office by not later than 48 hours before the time for holding the meeting.

3. Each of the resolutions set out above is an Ordinary Resolution, approval of which will require the affirmative vote of a majority of the votes cast.

4. A Form of Proxy is enclosed for use by holders of shares held through the Norwegian VPS share register in connection with the business set out above.

5. Shareholders whose shares are held on the Norwegian VPS share register may view the Company’s audited financial statements included in its Annual Report on Form 20-F on its website, www.sflcorp.com

6. With regards to proposal 12, the Board believes that the proposed amendments will enhance the Company’s capital management flexibility by providing access to a broader range of financing alternatives and enabling the diversification of its funding sources, as and when appropriate.

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE “MEETING”) OF SFL CORPORATION LTD. TO BE HELD ON 11 MAY 2026.

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PRESENTATION OF FINANCIAL STATEMENTS

In accordance with Section 84 of the Bermuda Companies Act 1981, the audited consolidated financial statements of the Company for the year ended 31 December 2025 will be presented at the Meeting. These statements have been approved by the Directors of the Company. There is no requirement under Bermuda law that such statements be approved by shareholders, and no such approval will be sought at the Meeting.

The Company’s audited consolidated financial statements contained in our Annual Report on Form 20-F are available on our website at www.sflcorp.com. Shareholders can request a hard copy free of charge upon request by contacting us via our website: https://www.sflcorp.com/contact-us

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COMPANY PROPOSALS

PROPOSALS 1 & 2 – MAXIMUM NUMBER OF DIRECTORS AND VACANCIES IN THE NUMBER OF DIRECTORS

It is proposed, in accordance with Bye-law 82, that the maximum number of Directors is eight. It is further proposed, in accordance with Bye-law 82, vacancies in the number of Directors be designated casual vacancies and that the Board of Directors be authorized to fill such casual vacancies as and when it deems fit. Any director appointed to fill such a casual vacancy shall hold office until the next Annual General Meeting following his or her election or until his or her successor is elected.

PROPOSALS 3, 4, 5, 6, 7, 8 and 9 - ELECTION OF DIRECTORS

The Board has nominated the seven persons listed below for selection as Directors of the Company. Mr. Vogel, Mr. Cordia, Mr. O’Shaughnessy, Mr. Hjertaker, Ms. Fredriksen, Mr. Homan-Russell and Mr. Klepsland are presently members of the Board of Directors. Mr. Vogel, Mr. Cordia, Mr. O’Shaughnessy and Mr. Homan-Russell who will constitute a majority of the Board if elected, meet the independence standards for directors established by the New York Stock Exchange and the United States Securities and Exchange Commission.

As provided in the Company's Bye-laws, each Director is elected at each Annual General Meeting of Shareholders and shall hold office until the next Annual General Meeting following his election or until his successor is elected.

Nominees For Election To The Company's Board Of Directors

Information concerning the nominees for Directors of the Company is set forth below:

Name	Director Since	Current position with the Company
Gary Vogel	2016	Director
Keesjan Cordia	2018	Director
James O’Shaughnessy	2018	Director
Ole Hjertaker	2019	Director
Kathrine Fredriksen	2020	Director
Will Homan-Russell	2022	Director
Jan Erik Klepsland	2025	Director

Gary Vogel has been a Director of the Company since December 2016. Mr. Vogel’s career in international shipping has spanned over 36 years. From 2015 to 2024 he served as Chief Executive Officer and a Director of Eagle Bulk Shipping Inc. (NYSE: EGLE), a U.S. listed owner and operator of geared dry bulk vessels. From 2000 to 2015, Mr. Vogel held various positions in Clipper Group Ltd., lastly as Chief Executive Officer. Mr. Vogel currently serves as a Director of Pangaea Logistics Solutions (Nasdaq: PANL), a position he has held since January 2025. He graduated from the U.S. Merchant Marine Academy with a degree in Marine Transportation as well as a U.S. Coast Guard Unlimited Tonnage 3rd Officers License. Subsequently, he served as an officer in the U.S. Naval Reserve.

Keesjan Cordia has been a Director of the Company since September 2018. Mr. Cordia is a private investor with a background in Economics and Business Administration. Mr. Cordia holds several board and advisory board positions in the oil and gas industry, among which he is a board member of Workships group B.V (2006), Combifloat B.V (2013) and Kerrco Inc (2017). From 2006 to 2014 he was CEO at Seafox (Offshore Services). Mr. Cordia is founder and Managing Partner of Invaco Management B.V., an investment firm based in Amsterdam.

James O'Shaughnessy has been a Director of the Company since September 2018. Mr. O'Shaughnessy served as an Executive Vice President, Chief Accounting Officer and Corporate Controller of Axis Capital Holdings Limited up to March 26, 2019. Prior to that Mr. O'Shaughnessy has amongst others served as Chief Financial Officer of Flagstone Reinsurance Holdings and as Chief Accounting Officer and Senior Vice President of Scottish Re Group Ltd., and Chief Financial Officer of XL Re Ltd. at XL Group plc. Mr. O'Shaughnessy received a Bachelor of Commerce degree from University College, Cork, Ireland and is both a Fellow of the Institute of Chartered Accountants of Ireland, an Associate Member of the Chartered Insurance Institute of the United Kingdom and a Chartered Director. In addition to the Company, Mr. O'Shaughnessy serves as a director and a member of the audit committee of Frontline plc, Archer Limited and various insurance entities.

Ole B. Hjertaker has been a Director of the Company since October 2019. Mr. Hjertaker has served as Chief Executive Officer of SFL Management AS since July 2009, prior to which he served as Chief Financial Officer from September 2006. Prior to joining SFL, Mr. Hjertaker was employed in the Corporate Finance division of DNB Markets, a leading shipping and offshore bank. Mr. Hjertaker has extensive corporate and investment banking experience, mainly within the maritime/transportation industries, and holds a Master of Science degree from the Norwegian School of Economics and Business Administration. Mr. Hjertaker also serves as a chairman of NorAm Drilling and has previously been on the board of Frontline plc.

Kathrine Fredriksen has been a Director of the Company since February 2020. Ms. Fredriksen has served as a board member of Norwegian Property ASA since 2016 and MOWI ASA since June 2022. Ms. Fredriksen is currently employed by Seatankers Services (UK) LLP and has previously served on the boards of various entities operating in the shipping and drilling industries. Ms. Fredriksen was educated at the European Business School in London.

Will Homan-Russell has been a Director of the Company since July 2022. Mr. Homan-Russell is an experienced professional investor in the maritime sector, currently serving as Chief Investment Officer of UK-based WMC Capital Ltd., where he cofounded Albemarle Shipping Fund. From 2003 to 2018 he worked for Tufton Oceanic Limited, a fund management company specializing on investments in the maritime and energy sectors. Mr. Homan-Russell holds an MA in Mathematics from Oxford University and an MSc. in Finance from London Business School.

Jan Erik Klepsland has been a Director of the Company since August 2025. Mr. Klepsland is an Investment Director in Seatankers Management Norway AS, an entity related to Hemen Holding Limited, SFL’s largest shareholder, where he oversees and manages various public and private investments predominantly within shipping and oil services. Prior to joining Seatankers in August 2020, he held the position as Partner at ABG Sundal Collier. Mr. Klepsland holds a MSc in Finance from Norwegian School of Economics (NHH). He also serves as a director of Archer Limited, Noram Drilling AS, Fortis Shipping AS and Northern Ocean Ltd.

PROPOSAL 10 – RE-APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the Board will ask the shareholders to approve the re-appointment of Ernst & Young AS as the Company's independent auditors and to authorize the Board of Directors to determine the auditors’ remuneration.

PROPOSAL 11 – TO APPROVE DIRECTORS’ FEES

At the Meeting, the Board will ask the shareholders to approve the remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$800,000 for the year ended 31 December 2026.

PROPOSAL 12 – TO (I) REDESIGNATE AND ALLOCATE THE AUTHORIZED SHARE CAPITAL, (II) AMEND AND RESTATE THE BYE-LAWS, (III) APPROVE THE EXERCISE BY THE BOARD OF ANY POWERS BESTOWED ON THE BOARD PURSUANT TO THE AMENDED BYE-LAWS, INCLUDING CERTAIN PROVISIONS TO PROVIDE FOR THE ISSUANCE OF PREFERENCE SHARES IN ONE OR MORE SERIES, AND (IV) APPROVE THE ISSUANCE OF ANY SUCH PREFERENCE SHARES AS THE BOARD MAY FROM TIME TO TIME DETERMINE

The Board proposes that the Company authorize the redesignation and allocation of 25,000,000 of its authorized but unissued common shares into preference shares,amend the Company’s Bye-laws to, amongst other things, give the Board the power and authority to issue the preference shares in one or more series, to fix their terms (including designation, powers, preferences, restrictions and redemption provisions) and update certain bye-laws, approve the Board exercising such powers and approve the issuance of any such preference shares as the Board shall from time to time determine.

Specifically, at the Meeting the Board will ask the shareholders to approve: (i) the redesignation and allocation of the authorized share capital of the Company into 275,000,000 common shares of par value US$0.01 each and 25,000,000 preference shares of par value US$0.01 each; (ii) the amendment and restatement of the Company’s Bye-laws by the adoption of the amendments set out in the Schedule hereto, and with such amendments the Company’s Bye-laws shall be in substitution for and to the exclusion of the existing Bye-laws (the “Amended Bye-Laws”); (iii) approve, ratify and confirm the exercise by the Board of any and all powers bestowed on the Board pursuant to the Amended Bye-Laws, including without limitation those authorities and powers set out in the Amended Bye-Laws to provide for the issuance of preference shares in one or more series, to establish the number of shares in each series and to fix the terms (including designation, powers, preferences, rights, qualifications, limitations and restrictions of the shares of each such series and redemption provisions, if any, including if liable to be redeemed on the happening of a specific event, at a determinable date, at the option of the Company or holder); and (iv) the issuance of any such preference shares as the Board may from time to time determine.

For the avoidance of doubt, the foregoing redesignation and allocation reclassifies only authorized but unissued share capital, and the Company’s 146,910,679 issued and outstanding common shares are unaffected. The creation of a class of preference shares and the allocation described in (i) above are not intended to, and do not, vary the rights attached to the existing common shares. Any redemption provisions applicable to any series of preference shares will be authorised and effected in accordance with the Companies Act 1981 and the Amended Bye-Laws. Any issuance of preference shares would be subject to applicable law, the Amended Bye-laws, and the Board’s fiduciary duties to act in the best interests of the Company and its shareholders.

Each of the proposed amendments to the Company’s Bye-Laws are annexed in the Schedule to this Notice.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the Annual General Meeting other than that stated in the Notice of Annual General Meeting.

By Order of the Board of Directors

James Ayers
Secretary

Hamilton, Bermuda

Schedule

Proposed Amendments to the Bye-laws of SFL Corporation Ltd.

1.By deleting bye-laws number 3 and 4 and substituting and inserting the following new bye-laws 3, 4, 4A, 4B and 4C:

“3. (a) Subject to these Bye-laws and to any Resolution to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, the Board shall have the power to issue any unissued shares on such terms and conditions as it may determine.

(b) Subject to the Principal Act, any preference shares may be issued or converted into shares that (at a determinable date or at the option of the Company or the holder) are liable to be redeemed on such terms and in such manner as may be determined by the Board (before the issue or conversion).

4.     At the date these Bye-laws are adopted, the share capital of the Company is divided into two classes: (i) 275,000,000 common shares of par value US$0.01 each (the “Common Shares”) and (ii) 25,000,000 preference shares of par value US$0.01 each (the “Preference Shares”).

4A. The holders of Common Shares shall, subject to these Bye-laws (including, without limitation, the rights attaching to Preference Shares):

(a) be entitled to one vote per share;

(b) be entitled to such dividends as the Board may from time to time declare;

(c) in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company; and

(d) generally be entitled to enjoy all of the rights attaching to shares.

4B. The Board is authorised to provide for the issuance of the Preference Shares in one or more series, and to establish from time to time the number of shares to be included in each such series, and to fix the terms, including (but not limited to) designation, powers, preferences, rights, qualifications, limitations and restrictions of the shares of each such series (and, for the avoidance of doubt, such matters and the issuance of such Preference Shares shall not be deemed to vary the rights attached to the Common Shares or, subject to the terms of any other series of Preference Shares, to vary the rights attached to any other series of Preference Shares). The authority of the Board with respect to each series shall include, but not be limited to, determination of the following: (a) the dividend rate on the shares of that series, whether dividends shall be cumulative and, if so, from which date or dates, and the relative rights of priority, if any, of the payment of dividends on shares of that series; (b) whether or not the shares of that series shall be redeemable or repurchaseable and, if so, the terms and conditions of such redemption or repurchase, including the manner of selecting shares for redemption or repurchase if less than all shares are to be redeemed or repurchased, the date or dates upon or after which they shall be redeemable or repurchaseable, and the amount per share payable in case of redemption or repurchase, which amount may vary under different conditions and at different redemption or repurchase dates; and (c) the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, and the relative rights of priority, if any, of payment in respect of shares of that series.

4C. Any Preference Shares of any series which have been redeemed (whether through the operation of a sinking fund or otherwise) shall have the status of authorised and unissued Preference Shares of the same series and may be reissued as a part of the series of which they were originally a part or may be reclassified and reissued as part of a new series of Preference Shares to be created by resolution or resolutions of the Board or as part of any other series of Preference Shares, all subject to the conditions and the restrictions on issuance set forth in the resolution or resolutions adopted by the Board providing for the issue of any series of Preference Shares.”

2.     In the first sentence of bye-law number 7 inserting the words “by a majority of the votes cast” after the words
“with the sanction of a resolution passed”.

3. By deleting bye-law number 8 and substituting the following new bye-law 8:

“8. The rights conferred upon the holders of any shares of any class or series issued with preferred or other rights shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.”

4. By deleting the words “or contributed surplus” in the last line of bye-law number 50.

5. By deleting the words “With the sanction of a Resolution the” in first line of bye-law number 121 and inserting the word “The” in its place.